PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2727	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

301,600 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Index Return Notes®

Linked to the Dow Jones-AIG Commodity IndexSM

due April 28, 2011

(the “Notes”)

$10 principal amount per unit

The Notes:

•

The Notes are designed for investors who believe that the Dow Jones – AIG Commodity Index (index symbol “DJAIG”) (the “Index”) will appreciate from the starting value of the Index on the pricing date to the ending value of the Index on the valuation date, shortly before the maturity date. Investors also must be willing to forego interest payments on the Notes and accept less than the $10 principal amount per unit on the maturity date if the level of the Index declines by more than 10% over this period.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on the Notes.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No. 59022W885.

•	The settlement date for the Notes is expected to be April 27, 2007.

Payment on the maturity date:

•	The amount you receive on the maturity date will be based on the direction of and percentage change between the starting value and the ending value of the Index. If the level of the Index:

•	has increased, you will receive an amount equal to $10 per unit plus

•	an amount equal to $10 multiplied by a participation rate of 165% of that increase.

•	has not changed or has decreased by 10% or less, you will receive $10 per unit.

•

has decreased by more than 10%, you will receive less than $10 per unit. A decline in the level of the Index in excess of 10% will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 100% of the decline in excess of 10%.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus if and to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-7 and beginning on S-3 in the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$9.985	$3,011,476
Underwriting discount	$0.00	$0
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.985	$3,011,476

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is April 24, 2007.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc. “Dow Jones,” “AIG” and “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and none of Dow Jones, AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes.

Pricing Supplement

Page
SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-12
THE INDEX	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-23
ERISA CONSIDERATIONS	PS-26
USE OF PROCEEDS AND HEDGING	PS-27
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-27
EXPERTS	PS-27
INDEX OF CERTAIN DEFINED TERMS	PS-28

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
Page
RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Page
MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus
Page
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Leveraged Index Return Notes® Linked to the Dow Jones-AIG Commodity IndexSM due April 28, 2011 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, Dow Jones-AIG Commodity Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on April 28, 2011. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does it measure?

The Index was created by AIG International Inc. (“AIGI”) in 1998 and is calculated by Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIGI. The Index is designed to be a liquid and diversified benchmark for commodities. The Index is comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities traded on United States futures exchanges, with the exception of aluminum, nickel and zinc which trade on the London Metal Exchange. The relative weightings of the commodities that comprise the Index (the “Index Commodities”) are determined annually. Two-thirds of each weightings is based on five-year average trading volume and one-third of each weighting is based on five-year average annual world production. The component weightings are also subject to several rules designed to insure diversified commodity exposure. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any direct or indirect ownership interest in the Index Components or the Index Commodities.

How has the Index performed historically?

We have included a table and a graph showing the historical month-end closing levels of the Index from January 2002 through March 2007, in the section entitled “Index —Historical Data on the Index” in this pricing supplement.

We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

    On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

    The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal:

    (i) If the Ending Value is greater than the Starting Value:

$10 +	[	$10 ×	(	Ending Value-Starting Value Starting Value	)	×	Participation Rate	]	;

    (ii) If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the $10 principal amount per unit; or

    (iii) If the Ending Value is less than the Threshold Value:

$10 +	[	$10 ×	(	Ending Value - Threshold Value Starting Value	)	×	100%	]

    The “Starting Value” is 171.69, the closing level of the Index on April 24, 2007, the date the notes were priced for initial sale to the public (the “Pricing Date”).

    The “Ending Value” will equal the closing level of the Index on the Valuation Date. If there is a disruption in the trading of futures contracts included in the Index on the Valuation Date, the Ending Value will be determined based on the prices of the Index Components on the first day after the disruption related to such commodities has ceased, as more fully described herein.

    The “Valuation Date” will be the fifth scheduled Index Business Day (as defined herein) prior to the maturity date.

    The “Threshold Value” is equal to 154.52, 90% of the Starting Value.

    The “Participation Rate” is 165%.

    In the event that the Ending Value is less than the Threshold Value on the Valuation Date, the amount you receive on the maturity date will be less, and possibly significantly less, than the $10 principal amount per unit. A decline in the Index below the Threshold Value on the Valuation Date will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 100% of the decline in excess of 10%.

    For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

    Examples

Set forth below are three examples of Redemption Amount calculations, including a Starting Value of 171.69, the level of the Index on the Pricing Date, and including for Example 3 a Participation Rate of 165%:

    Example 1—The hypothetical Ending Value is 50% of the Starting Value and is less than the Threshold Value:

Starting Value: 171.69

Hypothetical Ending Value: 85.85

Threshold Value: 154.52

Redemption Amount (per unit) = $10 +	[	$10 ×	(85.85 -154.52 171.69)	× 100%	]	= $6.00

    Example 2—The hypothetical Ending Value is 95% of the Starting Value and not less than the Threshold Value:

Starting Value: 171.69

Hypothetical Ending Value: 163.11

Threshold Value: 154.52

Redemption Amount (per unit) = $10.00

    Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value: 171.69

Hypothetical Ending Value: 257.54

Redemption Amount (per unit) = $10 +	[	$10 ×	(257.54 -171.69 171.69)	× 165%	]	= $18.25

Will I receive interest payments on the Notes?

    You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are seeking leveraged exposure to increases in the level of the Index, willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept less than the $10 principal amount per unit on the maturity date if the Ending Value is less than the Threshold Value on the Valuation Date.

What about taxes?

    The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

    The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes if you sell them prior to the stated maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

        In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

        If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

        In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

        MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

        MLPF&S will also be our agent for purposes of determining, among other things, the

Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

        Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

        For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 principal amount per unit of the Notes.

If the Ending Value is below the Threshold Value on the Valuation Date the amount paid on the maturity date on the Notes will be reduced by an amount equal to 100% of the decline in excess of 10% from the Starting Value, even if the Ending Value is equal to or above the Threshold Value or Starting Value on some days during the term of the Notes, but not on the Valuation Date. As a result, you may receive less, and possibly significantly less, than the $10 principal amount per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the prices of commodities or commodity futures contracts. These views are sometimes communicated to clients who participate in commodity markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in commodities markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in commodity markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the commodity markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future commodity market price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

Ownership of the Notes does not entitle you to any rights with respect to any futures contracts or commodities tracked by the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities or commodity futures included in the Index. ML&Co. will not invest in any of the commodities or commodity futures contracts included in the Index on behalf or for the benefit of holders of the Notes.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the original issue price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. These “roll yields” could affect the level of the Index and the value of the Notes.

Trading in the Index Components can be volatile based on a number of factors that we cannot control

Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the Notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the Index, or the manner in which it is calculated, and therefore, the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 34% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

Two other sectors each represent approximately 20% of the component commodities of the Index. See “The Index —Commodity Groups”.

The Index will include futures contracts on foreign exchanges that may be less regulated than U.S. markets

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The Index currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. exchange that can be included in the Index. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e) moratoriums, and political or diplomatic events. It will also likely be more costly and difficult to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

The Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Commodity Index Total Return. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIG International Inc. (“AIGI”) may adjust the Index in a way that affects its level, and Dow Jones and AIGI have no obligation to consider your interests

Dow Jones in conjunction with AIGI is responsible for calculating and maintaining the Index. Dow Jones can add, delete or substitute the Index Components or make other methodological changes that could change the level of the Index. You should realize that the changing of the Index Commodities may affect the Index as a newly added Index Component may perform significantly better or worse than the Index Component it replaces. Additionally, Dow Jones may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Dow Jones has no obligation to consider your interests in calculating or revising the Index. See “The Index.”

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If interest rates increase or decrease in markets related to the Index Components, the trading value of the Notes may be affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Trading in the Index Commodities, Index Components and options on Index Commodities and Index Components by us and our affiliates may affect your return

Merrill Lynch Commodities, Inc., an affiliate of ours, and certain of our other affiliates will, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to your investment in the Notes. With respect to any such activities, neither Merrill Lynch Commodities, Inc. nor any of our other affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment.

Because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on April 28, 2011. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59022W885.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise, on the Notes. See the section entitled “—Payment on the Maturity Date”.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit denominated in U.S. dollars will be determined by the Calculation Agent and will equal:

(i) If the Ending Value greater than the Starting Value:

$10 +	[	$10 ×	(	Ending Value - Starting Value Starting Value	)	×	Participation Rate	]	;

(ii) If the Ending Value is equal to or less than the Starting Value but is equal to or greater than the Threshold Value, the $10 principal amount per unit; or

(iii) If the Ending Value is less than the Threshold Value:

$10 +	[	$10 ×	(	Ending Value - Threshold Value Starting Value	)	×	100%	]

The “Starting Value” is 171.69, the closing level of the Index on April 24, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” with respect to the Redemption Amount payable on the stated maturity date will equal the closing level of the Index on the fifth scheduled Index Business Day immediately preceding the maturity date (the “Valuation Date”), provided that if a Market Disruption Event occurs on that date, the Ending Value will be determined according to the Market Disruption Calculation described below .

The “Threshold Value” is 154.52, 90% of the Starting Value.

The “Participation Rate” is 165%.

An “Index Business Day” means any day on which the Index or any successor index is calculated and published.

A “Market Disruption Event” means one or more of the following events as determined by the Calculation Agent:

(1) A material limitation, suspension, or disruption of trading in one or more futures contracts included in the Index which results in a failure by the exchange on which each applicable futures contract included in the Index is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2) The exchange published settlement price for any futures contract included in the Index is a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3) Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any futures contract included in the Index.

(4) A suspension of trading in one or more futures contracts included in the Index, for which the trading does not resume at least ten (10) minutes prior to the scheduled or rescheduled closing time.

(5) Any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging.”

In the event a Market Disruption Event has occurred on the Valuation Date, the Index level will be determined by the Calculation Agent pursuant to the following “Market Disruption Calculation”:

(1) With respect to each futures contract included in the Index, which is not affected by the Market Disruption Event, the Index level will be based on the exchange published settlement price on the Valuation Date.

(2) With respect to each futures contract included in the Index, which is affected by the Market Disruption Event, the Index level will be based on the exchange published settlement price of each such contract on the first day following the Valuation Date on which no Market Disruption Event occurs with respect to such contract. In the event that a Market Disruption Event occurs with respect to any contract included in the Index on the Valuation Date and on each day to and including the second scheduled Index Business Day prior to maturity (the “Cut-Off Date”), the price of such contract used to determine the Ending Value will be estimated by the Calculation Agent in a manner which the Calculation Agent considered commercially reasonable under the circumstances.

(3) The Calculation Agent shall determine the Index by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the foregoing definition means the exchange used to value such future contract for the calculation of the Index.

The occurrence of a Market Disruption Event could affect the calculation of the Redemption Amount.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of 171.69 and a range of hypothetical Ending Values of the Index:

•        the percentage change from the Starting Value to the hypothetical Ending Value;

•        the total amount payable on the maturity date for each Note;

•        the total rate of return on the Notes;

•        the pretax annualized rate of return to holders of the Notes; and

•        the pretax annualized rate of return of an investment in the commodities included in the Index.

The table below includes a Threshold Value of 154.52 and the Participation Rate of 165%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of Index Components(1)(2)
34.34	-80.00%	$3.00	-70.00%	-27.93%	-36.42%
51.51	-70.00%	$4.00	-60.00%	-21.63%	-27.93%
68.68	-60.00%	$5.00	-50.00%	-16.59%	-21.63%
85.85	-50.00%	$6.00	-40.00%	-12.36%	-16.59%
103.01	-40.00%	$7.00	-30.00%	-8.72%	-12.36%
120.18	-30.00%	$8.00	-20.00%	-5.50%	-8.72%
137.35	-20.00%	$9.00	-10.00%	-2.61%	-5.50%
154.52	-10.00%	$10.00	0.00%	0.00%	-2.61%
171.69 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
188.86	10.00%	$11.65	16.50%	3.85%	2.40%
206.03	20.00%	$13.30	33.00%	7.25%	4.61%
223.20	30.00%	$14.95	49.50%	10.30%	6.66%
240.37	40.00%	$16.60	66.00%	13.07%	8.59%
257.54	50.00%	$18.25	82.50%	15.61%	10.39%
274.71	60.00%	$19.90	99.00%	17.95%	12.09%
291.87	70.00%	$21.55	115.50%	20.13%	13.71%
309.04	80.00%	$23.20	132.00%	22.17%	15.24%

(1)     The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term of four years, the term of the Notes.

(2)     This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Adjustments to the Index

The Index is maintained by Dow Jones and AIGI. If at any time Dow Jones or AIGI makes a material change in the methodology or criteria used to determine the composition of the Index or to determine the weightings of the various Index Components, or makes a material change in the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a commodity futures index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. For instance, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

Discontinuance of the Index

If Dow Jones or AIGI discontinues publication of the Index and Dow Jones, AIGI or another entity maintains a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIGI or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Dow Jones or AIGI discontinues publication of the Index and:

•        the Calculation Agent does not select a successor index; or

•        the successor index is not published on the Valuation Date,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Dow Jones or AIGI discontinues publication of the Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•        the determination of the Ending Value; and

•        a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day that is either (i) an Index Business Day or (ii) a day on which the applicable exchanges quoting the commodities futures contracts used to calculate a substitute level for the Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones and AIGI as stated in these sources and these policies are subject to change at the discretion of Dow Jones and AIGI. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”). The actual futures contracts comprising the Index for 2007 are set forth below in the section entitled “—Annual Reweighting and Rebalancing of the Index”.

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg page DJAIG.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid the Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and in addition, the Index is rebalanced annually a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Oversight Committee (the “Oversight Committee”) for each Index Commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Oversight Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities included in the Index are traded on the CBOT, the LME, the Coffee, Sugar & Cocoa Exchange (the “CSCE”), the Commodities Exchange (the “COMEX”), the New York Cotton Exchange (the “NYCE”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Commodity Price Quote	Current Weighting of Designated Contract(1)	Exchange	Units
Light, Sweet Crude Oil $/barrel	12.39%	NYMEX	1,000	barrels

Henry Hub Natural Gas $/mmbtu	13.59%	NYMEX	10,000	mmbtu

Soybeans cents/bushel	8.24%	CBOT	5,000	bushels

High Grade Primary Aluminum $/metric ton	6.55%	LME	25	metric tons

Live Cattle cents/pound	5.70%	CME	40,000	lbs

High Grade Copper(2) cents/pound	6.12%	COMEX	25,000	lbs

Gold $/troy oz.	6.89%	COMEX	100	troy oz.

Corn cents/bushel	6.24%	CBOT	5,000	bushels

Wheat cents/bushel	4.59%	CBOT	5,000	bushels

Lean Hogs cents/pound	3.02%	CME	40,000	lbs

Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	4.28%	NYMEX	42,000	gallons

Heating Oil cents/gallon	3.68%	NYMEX	42,000	gallons

Coffee “C” cents/pound	2.72%	CSCE	37,500	lbs

Cotton cents/pound	2.76%	NYCE	50,000	lbs

World Sugar No. 11 cents/pound	2.69%	CSCE	112,000	lbs

Special High Grade Zinc $/metric ton	2.35%	LME	25	metric tons

Primary Nickel $/metric ton	3.02%	LME	6	metric tons

Soybean Oil cents/pound	2.77%	CBOT	60,000	lbs

Silver cents/troy oz.	2.40%	COMEX	5,000	troy oz.

(1)	The column in the above table titled “Current Designated Contract Weighting” reflects the approximate weightings as of April 24, 2007 of the nineteen commodities currently included in the Index.
(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities in the Index are assigned to “Commodity Groups”. The Commodity Groups, and the commodities of each that are currently part of the Index, are as follows:

Dow Jones-AIG Commodity Index Weighting by Commodity Group as of

April 24, 2007

Base Metals	18.04%
Energy	33.94%
Grains	19.07%
Precious Metals	9.28%
Livestock	8.72%
Softs	8.17%
Vegetable Oil	2.77%

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Softs	Coffee Cotton Sugar
Industrial Metals	Aluminum Copper Nickel Zinc	Precious Metals	Gold Silver
Grains	Corn Soybeans Wheat	Vegetable Oil	Soybean Oil
Livestock	Lean Hogs Live Cattle

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Oversight Committee. The Oversight Committee was established by Dow Jones and AIGI to assist with the operation of the Index. The annual weightings are announced in July and implemented the following January. The composition of the Index for 2007 was approved by the Oversight Committee at a meeting held in July 2006 and became effective in January 2007.

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Dow Jones-AIG Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•        No related group of commodities designated as a Commodity Group (e.g., energy, precious metals,                       livestock or grains) may constitute more than 33% of the Index;

•        No single commodity may constitute more than 15% of the Index;

•        No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•        No single commodity in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index Components, are used to determine the commodity index multiplier (the “CIM”) for each Index Commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs. The CIM for each of the Index Commodities included in the Index for 2007 are as follows:

The Index Commodity	2007 Commodity Index Multiplier (“CIM”)
Crude Oil	6.05967556
Natural Gas	52.34233140
Soybeans	31.25206118
Aluminum	0.07102299
Live Cattle	179.91207860
Gold	0.30599010
Corn	42.28947511
Copper	66.86611477
Wheat	27.76253677
Lean Hogs	136.52342692
Unleaded Gasoline	71.01538467
Heating Oil	64.90032632
Cotton	157.61082251
Coffee	68.73228194
Sugar	764.28658957
Zinc	0.02046528
Soybean Oil	272.85898675
Nickel	0.00234182
Silver	5.05733082

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index Components are multiplied by the prices for the Index Components. These products are then summed. The percentage change in this sum is then applied to the prior Index level to calculate the current Index level.

Historical data on the Index

The following table sets forth the level of the Index at the end of each month in the period from January 2002 through March 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007

January	88.309	118.644	137.620	146.821	173.669	166.094

February	90.476	122.526	146.445	156.886	162.234	171.013

March	99.588	113.171	150.837	162.094	165.194	171.963

April	99.431	112.360	148.046	152.294	175.767

May	97.755	118.821	150.436	150.727	176.679

June	99.518	115.788	144.034	152.885	173.235

July	98.826	116.395	146.414	159.330	178.032

August	102.581	120.898	143.556	170.816	170.876

September	106.294	120.898	153.175	178.249	159.957

October	105.053	126.571	155.549	166.516	166.817

November	105.247	126.087	153.406	166.402	175.214

December	110.276	135.269	145.600	171.149	166.509

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

Dow Jones, AIGI and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under the license agreement.

The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this pricing supplement:

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes based on the Dow Jones-AIG Commodity

IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding the Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder may recognize gain or loss. The amount of that gain or loss, if any, will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any such gain or loss is treated as capital gain or loss, then that gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and the related financial statement schedule and included an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-15
Calculation Agent	PS-6
Ending Value	PS-4
Index	PS-1
Index Business Day	PS-12
Index Commodities	PS-3
Index Component	PS- 3
Market Disruption Event	PS-12
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Threshold Value	PS-4
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

301,600 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Index Return Notes®

Linked to the Dow Jones-AIG Commodity IndexSM

due April 28, 2011

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

April 24, 2007

“Leveraged Index Return Notes” is a registered service mark of Merrill Lynch & Co., Inc.